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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                SCHEDULE 13E-3/A

                                 (RULE 13E-100)

          TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
                                FINAL AMENDMENT

                            AMWAY ASIA PACIFIC LTD.
                                (Name of Issuer)

                              APPLE HOLD CO., L.P.
                            AMWAY ASIA PACIFIC LTD.
                             RICHARD M. DEVOS, JR.
                              STEPHEN A. VAN ANDEL
                      (Names of Persons Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  G0352M 10 8
                          (CUSIP Number of Securities)
                                  ------------

                             CRAIG N. MEURLIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               AMWAY CORPORATION
                            7575 FULTON STREET EAST
                              ADA, MICHIGAN 49355
                                 (616) 787-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                    COPY TO:
                            THOMAS C. DANIELS, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                                  ------------

     This statement is filed in connection with (check the appropriate box)

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) [sec. 240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                               Page 1 of 5 Pages
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                                  INTRODUCTION

     This Final Amendment supplements and amends the Transaction Statement on
Schedule 13E-3, dated March 30, 2000 (as amended, the "Schedule 13E-3"), filed by New AAP Limited, a Bermuda corporation ("New AAP"), Apple Hold Co., L.P., a Bermuda limited partnership ("Apple Hold Co."), Amway Asia Pacific Ltd., a Bermuda corporation ("AAP"), Richard M. DeVos, Jr. and Stephen A. Van Andel, relating to the amalgamation of New AAP and AAP (the "Amalgamation") pursuant to a Tender Offer and Amalgamation Agreement, dated November 15, 1999, among AAP, New AAP and Apple Hold Co. (the "Amalgamation Agreement"). On April 27, 2000, New AAP and AAP amalgamated, with AAP continuing as the amalgamated company. As a result of the Amalgamation, New AAP ceased to exist as a separate entity and therefore, is not a signatory to this Final Amendment. This Final Amendment is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13e-3(d)(3) thereunder. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13E-3 filed with the Securities and Exchange Commission on March 30, 2000.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in Item 5 of the Schedule 13E-3 is hereby supplemented and amended as follows:

     At a special meeting of shareholders of AAP held on April 27, 2000, the shareholders of AAP voted to approve the Amalgamation Agreement. The Amalgamation Agreement was approved by the shareholders of AAP common stock, in person or by proxy, representing 55,312,477 shares, which is approximately 98% of the outstanding shares of AAP common stock. Holders, in person or by proxy, representing 44,712 shares voted against approval of the Amalgamation Agreement. Holders, in person or by proxy, representing 14,919 shares abstained from the vote. AAP filed documents evidencing the Amalgamation with the Registrars of Companies in Bermuda on April 27, 2000, and as a result, the Amalgamation became effective on that date. Each share of AAP common stock that was issued and outstanding immediately prior to the effective time of the Amalgamation, other than those shares owned by New AAP or Apple Hold Co., was exchanged into the right to receive $18.00 per share in cash, in accordance with the Amalgamation Agreement. Letters of transmittal for shareholders to exchange their certificates representing shares of AAP common stock for cash will be sent to shareholders during the week of May 1.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in Item 6 of the Schedule 13E-3 is hereby supplemented and amended as follows:

     As a result of the Amalgamation, the shares of AAP common stock were suspended and will be delisted from the New York Stock Exchange and the Australian Stock Exchange Limited. In addition, the shares of AAP common stock will be deregistered under the Exchange Act.

ITEM 10. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Item 10 of the Schedule 13E-3 is hereby supplemented and amended to incorporate by reference the information set forth in the Press Release issued by AAP on April 27, 2000, attached hereto as Exhibit
(a)(4).

ITEM 16. EXHIBITS.

     The information in Item 16 is hereby amended by filing the following exhibits:

Item 1016(a) -- (d), (f) and (g) (Reg. M-A)

(a)(1)  Proxy Statement of AAP, dated March 30, 2000.*
(a)(2)  Form of Letter of Transmittal.
(a)(3)  Form of Proxy Card.*

(a)(4)  Press Release "Amway Asia Pacific Announces Completion of
        Amalgamation with New AAP Limited" issued by AAP on April
        27, 2000.
(a)(5)  Form of Letter to Shareholders of AAP.
(a)(6) Form of Instructions for Shareholders Resident in Australia and New Zealand.
(b)     Credit Agreement, dated as of December 10, 1999, among Apple
        Hold Co., New AAP, N.A.J. Co., Ltd., ALAP Hold Co., Ltd., the banks party thereto and Morgan Guaranty Trust Company of New York, Tokyo Branch (incorporated herein by reference to
        Exhibit (a)(3) of the Schedule 13E-3 of New AAP filed with the Commission on November 18, 1999 and amended on December
        13, 1999, December 17, 1999 and December 27, 1999 (the
        "Offer Schedule 13E-3")).*
(c)(1)  Form of Fairness Opinion of Goldman, Sachs & Co., dated
        November 15, 1999 (included as Annex A to the Proxy
        Statement).*
(c)(2)  Presentation Materials of Goldman Sachs & Co., dated
        November 15, 1999 (incorporated herein by reference to Exhibit (b)(2) of the Offer Schedule 13E-3).*
(c)(3)  Presentation Materials of Morgan Stanley & Co., dated
        September 21, 1999 (incorporated herein by reference to Exhibit (b)(3) of the Offer Schedule 13E-3).*
(c)(4)  Presentation Materials of J.P. Morgan, dated September 21,
        1999.*
(d)(1)  Tender Offer and Amalgamation Agreement, dated November 15,
        1999, between AAP, New AAP and Apple Hold Co. (included as
        Annex B to the Proxy Statement).*
(d)(2)  Shareholder and Voting Agreement, by and among Apple Hold
        Co., New AAP and certain shareholders of AAP, dated November
        15, 1999 (incorporated herein by reference to Exhibit (c)(2) of the Schedule 14D-1 of New AAP filed with the Commission on November 18, 1999 and amended on December 13, 1999,
        December 17, 1999 and December 27, 1999).*
(d)(3)  First Amended and Restated Limited Partnership Agreement of
        Apple Hold Co., dated as of November 12, 1999 (incorporated herein by reference to Exhibit 1 of AAP's Schedule 13D filed with the Commission on December 27, 1999 (the "Schedule
        13D")).*
(d)(4)  Operating Agreement of AP New Co., LLC, dated as of November
        12, 1999 (incorporated herein by reference to Exhibit 2 of the Schedule 13D).*
(d)(5)  Agreement Regarding Jumpstart Entities, among Amway
        Corporation, AP New Co., LLC, ALAP Hold Co., Ltd., Apple
        Hold Co., Jay Van Andel Trust, RDV Corporation, Jay Van
        Andel, Stephen Van Andel, David Van Andel, Richard DeVos,
        Jr. and Douglas DeVos, dated as of December 16, 1999
        (incorporated by herein reference to Exhibit 3 of the Schedule 13D).*
(f) Bermuda Law Regarding Appraisal Rights (included as Annex C to the Proxy Statement).*
(g)     Not applicable.
(h)     Not applicable.
(i) Amway Asia Pacific's Annual Report on Form 20-F for the fiscal year ended August 31, 1999.*
(j)     Consent of KPMG LLP.*

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* Previously filed as exhibits to the Schedule 13E-3 filed on March 30, 2000.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2000                        APPLE HOLD CO., L.P.

                                          By: AP NEW CO., LLC., its general
                                          partner

                                          By: AMWAY CORPORATION, its Manager

                                          By: /s/ CRAIG N. MEURLIN
                                            ------------------------------------
                                            Name: Craig N. Meurlin
                                            Title: Manager

                                          AMWAY ASIA PACIFIC LTD.

                                          By: /s/ CRAIG N. MEURLIN
                                            ------------------------------------
                                            Name: Craig N. Meurlin
                                            Title: Vice President, General
                                            Counsel and Assistant Secretary

                                          RICHARD M. DEVOS, JR.

                                          /s/ Richard M. DeVos, Jr.
                                          --------------------------------------

                                          STEPHEN A. VAN ANDEL

                                          /s/ Stephen A. Van Andel
                                          --------------------------------------

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                             DESCRIPTION
 -------                           -----------
(a)(1)     Proxy Statement of AAP, dated March 30, 2000.*
(a)(2)     Form of Letter of Transmittal.
(a)(3)     Form of Proxy Card.*
(a)(4)     Press Release "Amway Asia Pacific Announces Completion of
           Amalgamation with New AAP Limited" issued by AAP on April
           27, 2000.
(a)(5)     Form of Letter to Shareholders of AAP.
(a)(6)     Form of Instructions for Shareholders Resident in Australia
           and New Zealand.
(b)        Credit Agreement, dated as of December 10, 1999, among Apple
           Hold Co., New AAP, N.A.J. Co., Ltd., ALAP Hold Co., Ltd.,
           the banks party thereto and Morgan Guaranty Trust Company of
           New York, Tokyo Branch (incorporated herein by reference to
           Exhibit (a)(3) of the Schedule 13E-3 of New AAP filed with the Commission on November 18, 1999 and amended on December
           13, 1999, December 17, 1999 and December 27, 1999 (the
           "Offer Schedule 13E-3")).*
(c)(1)     Form of Fairness Opinion of Goldman, Sachs & Co., dated
           November 15, 1999 (included as Annex A to the Proxy
           Statement).*
(c)(2)     Presentation Materials of Goldman Sachs & Co., dated
           November 15, 1999 (incorporated herein by reference to
           Exhibit (b)(2) of the Offer Schedule 13E-3).*
(c)(3)     Presentation Materials of Morgan Stanley & Co., dated
           September 21, 1999 (incorporated herein by reference to
           Exhibit (b)(3) of the Offer Schedule 13E-3).*
(c)(4)     Presentation Materials of J.P. Morgan, dated September 21,
           1999.*
(d)(1)     Tender Offer and Amalgamation Agreement, dated November 15,
           1999, between AAP, New AAP and Apple Hold Co. (included as
           Annex B to the Proxy Statement).*
(d)(2)     Shareholder and Voting Agreement, by and among Apple Hold
           Co., New AAP and certain shareholders of AAP, dated November
           15, 1999 (incorporated herein by reference to Exhibit (c)(2)
           of the Schedule 14D-1 of New AAP filed with the Commission on November 18, 1999 and amended on December 13, 1999,
           December 17, 1999 and December 27, 1999).*
(d)(3)     First Amended and Restated Limited Partnership Agreement of
           Apple Hold Co., dated as of November 12, 1999 (incorporated herein by reference to Exhibit 1 of AAP's Schedule 13D filed with the Commission on December 27, 1999 (the "Schedule
           13D")).*
(d)(4)     Operating Agreement of AP New Co., LLC, dated as of November
           12, 1999 (incorporated herein by reference to Exhibit 2 of the Schedule 13D).*
(d)(5)     Agreement Regarding Jumpstart Entities, among Amway
           Corporation, AP New Co., LLC, ALAP Hold Co., Ltd., Apple
           Hold Co., Jay Van Andel Trust, RDV Corporation, Jay Van
           Andel, Stephen Van Andel, David Van Andel, Richard DeVos,
           Jr. and Douglas DeVos, dated as of December 16, 1999
           (incorporated by herein reference to Exhibit 3 of the
           Schedule 13D).*
(f)        Bermuda Law Regarding Appraisal Rights (included as Annex C to the Proxy Statement).*
(g)        Not applicable.
(h)        Not applicable.
(i)        Amway Asia Pacific's Annual Report on Form 20-F for the
           fiscal year ended August 31, 1999.*
(j)        Consent of KPMG LLP.*

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* Previously filed as exhibits to the Schedule 13E-3 filed on March 30, 2000.